September 11, 2024

Confidential Submission Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

RE:	Cloudastructure, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted August 19, 2024
CIK No. 0001709628

Ladies and Gentlemen:

On behalf of Cloudastructure, Inc., a Delaware corporation (the “Company”), we are submitting this letter in response to a letter, dated September 4, 2024, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 1 to Draft Registration Statement on Form S-1, confidentially submitted to the Commission on August 19, 2024, (the “Amendment”).

Concurrently with the submission of this letter, the Company is publicly filing, through the Commission’s Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) system, a Registration Statement on Form S-1 (the “Registration Statement”) in response to the Staff’s comments and to reflect certain other changes.

The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics. All references to page numbers and captions (other than those in the Staff’s comments and unless otherwise stated) correspond to the page numbers and captions in the Registration Statement.

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted August 19, 2024

Results of Operations, page 30

1.	We note your revised disclosure in response to prior comment 6, however we reiterate the comment. Please provide a more informative discussion and analysis of your results of operations. For example:

•	Expand your discussion and analysis to include results of the three-month period ended June 30, 2024 compared to the three-month period ended June 30, 2023.
•	With respect to changes in net revenues for each period presented, please enhance your discussion to disclose the degree to which such changes were impacted by price changes or volume of goods or services being sold or the introduction of new products or services. Refer to Item 303(b)(2)(iii) of Regulation S-K.
•	Revise and expand your disclosures to discuss any material trends related to changes in costs. In this regard, you identified hosting costs as one of the drivers of the increase in cost of goods sold for the six months ended June 30, 2024 compared to the six months ended June 30, 2023. However, hosting and data center bandwith costs as presented on page 31 decreased significantly for the three and six months ended June 30, 2024 compared to the three and six months ended June 30, 2023 while during the same periods installation and labor costs increased significantly.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure beginning on page 25 of the Registration Statement to provide a more informative discussion and analysis of its results of operations, including a comparison of the three-month periods ended June 30, 2024 and June 30, 2023, disclosure to specify that the increase in total revenue is primarily attributable to an increase of new and larger customers, and disclosure to specify that the increase in costs of goods sold is primarily attributable to increased installation projects resulting from increased sales, while hosting costs were removed from the analysis as they had decreased during the period.

September 11, 2024

2.	Please provide a comparative analysis of operating expenses for the years ended December 31, 2023 and 2022 in tabular form.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure beginning on page 26 of the Registration Statement to provide a comparative analysis of operating expenses for the years ended December 31, 2023 and 2022 in tabular form.

Liquidity and Capital Resources, page 33

3.	We note your revised disclosures in response to prior comment 8 and we reissue the comment. For example, the reported amount of net cash used by operating activities decreased $5.2 million, or approximately 48%, in fiscal 2023 compared to fiscal 2022. Please provide an analysis of the reason(s) for this variance. Refer to item 303(b) of Regulation S-K regarding analysis of material changes in line items from period to period. Also refer to the introductory paragraph of section IV.B and B.1 and B.2 of Release No. 33-8350 for guidance regarding the content of the analysis. For example, when preparing the discussion and analysis of operating cash flows, address material changes in the underlying drivers (e.g., cash receipts from the sale of goods and services and cash payments to acquire materials for manufacture or goods for resale) rather than merely describe items identified on the face of the statement of cash flows, such as the reconciling items used in the indirect method of presenting cash flows.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure beginning on page 28 of the Registration Statement to provide an analysis of the reasons for the variance in net cash used in operating activities from period to period, as well as the disclosure throughout the liquidity and capital resources section to provide additional discussion and analysis of material changes in line items from period to period.

Business

Our Key Customers, page 49

4.	We note your response to prior comment 10. Please disclose the material terms of any agreements with your significant customers, SunRoad Enterprises and ConAm Management. Further, revise to explain why you consider the customers identified in this section “key customers.” As part of your response, disclose the amount of revenue generated by those companies listed under “key customers.”

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure beginning on page 41 of the Registration Statement to remove the designation of “key customers” and to include the approximate percentage of revenue generated as of June 30, 2024 by the customer set forth in list beginning on page 41 of the Registration Statement. In addition, the Company has added additional disclosure on beginning page 42 of the Registration Statement to include the material terms of its remote guarding and subscription agreements, which SunRoad Enterprises and ConAm Management are parties to.

Statement of Stockholders’ Equity (Deficit), page F-16

5.	Please revise your Statement of Stockholders’ Equity (Deficit) to report the correct periods as appropriate.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page F-14 of the Registration Statement to correct the reporting periods in the Statement of Stockholders’ Equity (Deficit).

September 11, 2024

Statement of Cash Flows, page F-18

6.	We note your response to prior comment 21 and your updated financial statements for the period ended June 30, 2024 and we reissue the comment in regards to the reported balance of June 30, 2024 Cash at End of Period in comparison with cash on the June 30, 2024 balance sheet. In addition, please revise the column heading to reflect the appropriate period.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page F-16 of the Registration Statement to ensure that the Statement of Cash Flows now accurately reconciles the cash balance as of June 30, 2024, with the balance sheet and reflects the correct column headings for the reporting period.

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Should you have any questions or comments concerning this submission or require any additional information, please do not hesitate to contact me at (212) 980-7208.

Sincerely,

SAUL EWING LLP

/s/ Vanessa Schoenthaler
Vanessa Schoenthaler

cc:	James McCormick, Cloudastructure, Inc. Greg Smitherman, Cloudastructure, Inc.